Dean Witter Spectrum Series
Monthly Report
November 1998

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Dean Witter Spectrum Funds as of November 30, 1998 was as follows:

Funds                    N.A.V.                    % change for month
Spectrum Global Balanced $15.80                            2.70%
Spectrum Select          $23.52                           -4.17%
Spectrum Strategic       $11.24                           -7.94%
Spectrum Technical       $15.21                           -6.17%

In Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, gains were recorded primarily in the global stock index futures component from long positions in S&P 500 Index and German stock index futures as most global equity markets moved higher amidst the recovery of the U.S. stock markets. The energy markets contributed additional gains in the managed futures component of the balanced portfolio from short crude oil futures positions as oil prices declined on reports that global demand for oil remains low amid an oil glut and as tensions with Iraq subsided. Smaller gains were recorded in the agricultural and soft commodities markets. A portion of these gains was offset by losses experienced in the bond futures component from long positions in U.S., European and Australian interest rate futures as the rising global stock markets and strengthening U.S. dollar depleted the safe-haven appeal of bonds early in the month. Additional losses were recorded in the currency markets from long Japanese yen positions. The value of the yen decreased versus the U.S. dollar and other major currencies in response to concerns regarding the Japanese government's economic stimulus package and a barrage of less than positive economic data released late in the month.

In Spectrum Select, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems, losses were recorded primarily in the global interest rate futures markets from long positions in European, Australian and Japanese bond futures. Prices in these markets fell early in the month as investors focused on the recovering global stock markets and the strengthening U.S. dollar. Additional losses were experienced in the currency markets from long German mark positions as the value of the mark weakened versus the U.S. dollar amid signs of stability in the global equity markets and optimism regarding the U.S. economy. Additional losses were recorded in the metals markets from short gold futures positions as gold prices increased as some investors anticipated that this precious metal would play its traditional role as a "safe haven" investment should fighting in Iraq have materialized. Short zinc, nickel and lead futures positions also produced losses as base metal prices increased on reports of possible supply interruptions. A portion of the Fund's overall losses was offset by gains recorded in the energy markets from short positions in crude oil futures and its refined products, unleaded gas and heating oil futures. Energy prices declined as tensions regarding Iraq diminished and as the possibility of further production cuts by OPEC in the near future deemed unlikely.

In Spectrum Strategic, a Fund managed by three trading advisors who employ fundamental trading methodologies, losses were recorded primarily in the energy markets from long crude oil futures positions as oil prices declined due to the easing of tensions in the Middle East and on expectations that OPEC's semiannual meeting in Vienna will not yield further production cuts amid an oil glut. Additional losses were experienced in the soft commodities markets from long cocoa futures positions as cocoa prices declined due to pressure from an ongoing harvest in the Ivory Coast amid ample supply. A portion of the Fund's overall losses for the month was offset by gains in long British and German interest rate futures and from short Japanese interest rate futures positions late in the month. Fears of a possible U.S. military strike against Iraq, expectations that the European Central Bank would lower interest rates early next year and the lukewarm reception of the latest Japanese economic recovery package pushed the price of these "safe haven" investments higher.

In Spectrum Technical, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems, losses were experienced primarily in the currency markets from a strengthening of the U.S. dollar, as well as a decline in the value of the Japanese yen. The U.S. dollar strengthened versus most major currencies on optimism regarding the U.S. economy and by the threat of military action against Iraq as investors sought the refuge of this perceived safe currency. This upward move in the U.S. dollar, coupled with concerns regarding a Japanese government sponsored economic stimulus plan, resulted in losses for long Japanese yen positions. Month-end news that Japan's industrial production, retail sales and unemployment were worse-than-expected reminded investors that the Japanese economy remains buried in a recession and that the future is less than bright. Losses were also recorded from long U.S interest rate futures positions as prices in these markets declined early in the month on the global stock markets surge and the firm U.S. dollar. Long Japanese government bond futures positions also produced losses as prices declined on deteriorating supply and demand conditions in Japan. Smaller losses were experienced in the soft commodities markets from long coffee and sugar futures positions. Coffee prices slid as fears of hurricane damage to Central American crops diminished and on reports of Colombia's October production being higher-than-expected. Sugar prices declined due to a surplus in world sugar supplies. A portion of the Fund's overall losses was offset by gains in the energy markets from short crude oil futures positions as oil prices slipped due to easing tensions regarding Iraq and on low expectations of further production cuts by OPEC.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Mark J. Hawley
President
Demeter Management Corporation
General Partner

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for the
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.7%
                         1997                18.2%
                         1998 (11 months)              14.9%

                    Inception-to-Date Return:          58.0%
                    Annualized Return:                           11.9%

___________________________________________________________________________
__________

Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998 (11 months)                12.8%

                    Inception-to-Date Return           135.2%
                    Annualized Return               12.4%
___________________________________________________________________________
__________

Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998 (11 months)                5.0%

                    Inception-to-Date Return:                12.4%
                    Annualized Return:               2.9%
___________________________________________________________________________
__________


Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.4%
                         1997                  7.5%
                         1998 (11 months)                4.0%

                    Inception-to-Date Return:                52.1%
                    Annualized Return:             10.8%
        ___________________________________________________________________
__________________

Dean Witter Spectrum Series
Statements of Operations
For the Month Ended November 30, 1998
(Unaudited)
                                                      Dean Witter Spectrum
Global Balanced         Dean Witter Spectrum Select
                                        Percent of
Percent of
                                        November 1, 1998
November 1, 1998
                                 Amount Net Asset Value          Amount
Net Asset Value
                                     $        %                $            %
REVENUES
Trading Profit (Loss):
  Realized                        963,187             2.29           3,729,667
1.89
  Net change in unrealized        406,129             0.96         (10,827,356)
(5.48)
  Total Trading Results         1,369,316             3.25          (7,097,689)
(3.59)
Interest Income (DWR)             146,439             0.35
545,971                           0.27
  Total Revenues                1,515,755             3.60
(6,551,718)                      (3.32)

EXPENSES
Incentive fees                    174,626             0.42              -
-
Brokerage fees (DWR)              161,307             0.38           1,193,164
0.60
Management fees                    43,834             0.10
493,723                           0.25
  Total Expenses                  379,767             0.90
1,686,887                         0.85

NET INCOME (LOSS)               1,135,988             2.70
(8,238,605)                      (4.17)

Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended November 30, 1998
(Unaudited)
                        Dean Witter Spectrum Global Balanced              Dean
Witter Spectrum Select   .
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                           $          $
$          $
Net Asset Value,
 November 1, 1998      2,734,760.710  42,080,402    15.39     8,046,761.600
197,489,186   24.54
Net Income (Loss)             -        1,135,988     0.41           -
(8,238,605)  (1.02)
Redemptions              (14,652.526)   (231,510)   15.80       (37,965.963)
(892,959)  23.52
Subscriptions             83,658.599   1,321,806    15.80       185,428.027
4,361,267   23.52
Net Asset Value,
  November 30, 1998    2,803,766.783  44,306,686   15.80      8,194,223.664
192,718,889  23.52

The accompanying notes are an integral part of these financial statements.

Dean Witter Spectrum Series
Statements of Operations
For the Month Ended November 30, 1998
(Unaudited)
                                          Dean Witter Spectrum Strategic
Dean Witter Spectrum Technical.
                                        Percent of
Percent of
                                        November 1, 1998
November 1, 1998
                                 Amount Net Asset Value          Amount
Net Asset Value
                                   $          %                $            %
REVENUES
Trading Profit (Loss):
  Realized                     (5,558,764)            (7.78)
3,387,042                         1.36
  Net change in unrealized        346,350              0.49        (17,089,728)
(6.85)
  Total Trading Results        (5,212,414)            (7.29)
(13,702,686)                     (5.49)
Interest Income (DWR)             200,539              0.28
629,839                           0.25
  Total Revenues               (5,011,875)            (7.01)
(13,072,847)                     (5.24)

EXPENSES
Incentive fees                      -          -               -
-
Brokerage fees (DWR)              431,764              0.60          1,508,300
0.60
Management fees                   233,933              0.33            832,165
0.33
  Total Expenses                  665,697              0.93          2,340,465
0.93
NET INCOME (LOSS)              (5,677,572)            (7.94)
(15,413,312)                     (6.17)

Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended November 30, 1998
(Unaudited)
                          Dean Witter Spectrum Strategic            Dean Witter
Spectrum Technical
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                           $          $
$          $
Net Asset Value,
 November 1, 1998      5,855,311.212  71,464,429    12.21    15,398,098.060
249,649,648   16.21
Net Income (Loss)             -       (5,677,572)   (0.97)          -
(15,413,312)  (1.00)
Redemptions              (26,971.233)   (303,157)   11.24       (73,983.643)
(1,125,291)  15.21
Subscriptions            146,900.878   1,651,166    11.24       334,867.098
5,093,329   15.21

Net Asset Value,
  November 30, 1998    5,975,240.857  67,134,866   11.24     15,658,981.515
238,204,374  15.21

The accompanying notes are an integral part of these financial statements.

Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Dean Witter Spectrum Global Balanced L.P. (formally known as Dean Witter Spectrum Balanced L.P.)("Spectrum Balanced"), Dean Witter Spectrum Select L.P. (formally known as Dean Witter Select Futures Fund L.P.) ("Spectrum Select"), Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other commodities interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals. The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") an affiliate of Demeter. The clearing commodity broker is Carr Futures Inc. ("Carr"), providing clearing and execution services. Both Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Basis of Accounting - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements.

Revenue Recognition - Commodity futures contracts and forward contracts on foreign currencies are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily "Net Assets" (as defined in the limited partnership agreements), for the month in the case of Spectrum Select, Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury Bills. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on forward contracts and other commodity interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage Fees and Related Transaction Fees and Costs -
Brokerage fees for Spectrum Balanced are accrued at a monthly rate of 1/12 of 4.60% of the Net Assets as of the first day of each month.

Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a monthly rate of 1/12 of 7.25% of the Net Assets as of the first day of each month.

Dean Witter Spectrum Series
Notes to Financial Statements -
(Continued)



Such fees will cover all brokerage fees, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - Spectrum Balanced, Spectrum Strategic and Spectrum Technical, incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Spectrum Select bears all operating expenses related to its trading activities, to a maximum of 1/4 of 1% annually of the Partnership's average month end Net Assets. In addition, the Partnership incurs a monthly management fee and may incur an incentive fee. Demeter bears all other operating expenses. Effective with the June 1, 1998 change to a flat rate brokerage fee, all common administrative and continuing offering expenses will be borne by DWR through the brokerage fees.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the opening of business on the first day of the month. No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)





Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Spectrum Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in
Note 1. Each Partnership's cash is on deposit with DWR and Carr in commodity trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note
1. Each Partnership is authorized to issue and sell Units at Monthly Closings at a price per Unit equal to 100% of the Net Asset Value of a Unit of such Partnership as of the close of business on the date of such monthly closing.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  Stonebrook Capital Management, Inc.
  Willowbridge Associates Inc.

Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.
  Chesapeake Capital Corporation
  John W. Henry & Company, Inc. ("JWH")

Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)




Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee is accrued at the rate of 5/48 of 1% of the Net Assets on the first day of each month (a
1.25% annual rate) to Spectrum Balanced.

The management fee is accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum
Technical.

Prior the June 1, 1998, the management fee was accrued at the rate of one fourth of 1% of the Partnership's adjusted Net Assets, as defined in the Limited Partnership Agreements, as of the last day of each month (a 3% annual rate) to Spectrum Select.
Effective June 1, 1998, the management fee is accrued at the rate of one fourth of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 3% annual rate).

Prior to June 1, 1998, the management fee was accrued at the rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate) to Spectrum Strategic. Effective June 1, 1998, management fees are accrued at a rate of 1/12 of 4% of the Net Assets allocated to each of Blenheim and Willowbridge on the first day of each month, and 1/12 of 3% of the Net Assets allocated to Stonebrook on the first day of each month.

Incentive Fee - Spectrum Balanced and Spectrum Strategic each will pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in its Limited Partnership Agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month.

Prior to June 1, 1998, Spectrum Select paid, when applicable, a quarterly incentive fee to each trading advisor equal to 17.5% of the trading advisors Trading Profits experienced by the Net Assets allocated to such trading advisor as of the end of each calendar quarter. Effective June 1, 1998 the incentive fees was revised to 15% of Trading Profits and are paid on a monthly basis.

Prior to June 1, 1998, Spectrum Technical paid a fee equal to 15% of the "Trading Profits" as defined in its Limited Partnership agreement, experienced with respect to each trading manager's allocated Net Assets as of the end of each calendar month. Effective June 1, 1998 incentive fees for Spectrum Technical were revised to 15% of the Trading Profits experienced with respect to the Net Assets allocated to Campbell and JWH as of the end of each calendar month, and 19% of the Trading Profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.

Dean Witter Spectrum Series
Notes to Financial Statements
(Concluded)




For all Partnerships, if a trading advisor has experienced "Trading Losses" with respect to its allocated Net Assets at the time of a supplemental closing, the trading advisor must earn back such losses plus a pro-rata amount related to the funds allocated to the trading advisor at supplemental closing before the trading advisor is eligible for an incentive fee.